

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 21, 2009

By U.S. mail and facsimile to (330) 796-7506

Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, OH 44316

RE: The Goodyear Tire & Rubber Company
Form 10-K for the fiscal year ended December 31, 2008
Filed February 18, 2009
File No. 1-01927

Dear Mr. Wells:

We have reviewed your response letter dated April 14, 2009, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis, page 27

Recently Issued Accounting Pronouncements, page 36

1. Please tell us how you will be reflecting the presentation and disclosure requirements of SFAS 160 in your Form 10-Q for the period ending March 31, 2009. Refer to Release No. 33-9026 for additional guidance.

2. Please tell us how you are going to report the reclassification in your consolidated statements of shareholders' equity as discussed on page 38 as a result of the adoption of FSP APB 14-1. If you are going to file a Form 8-K, please tell us when you expect to do so, and why that timing complies with the instructions thereto.

Critical Accounting Policies, page 38

3. We have read your response to comment 2 in our letter dated March 31, 2009. You state that in future filings you will provide additional disclosure if the carrying value of a strategic business unit does not significantly differ from its estimated fair value. In such situations, please disclose such headroom for the affected business unit(s), and indicate whether this difference has been declining for the periods presented.

4. We have read your response to comment 3 in our letter dated March 31, 2009. You have told us that using an approach similar to that of testing for potential impairment for North American Tire, you determined that your other strategic business units did not experience a triggering event to test their goodwill for impairment. We assume said approach utilizes average EBITDA and the methodology used to assess fair value of the business units as described in your response to comment 1. If our assumption is correct, please clarify whether the first step of the goodwill impairment test was performed for the other business units pursuant to paragraph 19 of SFAS 142. If so, reconcile the fact that the first step was performed with your belief that the business units did not experience a triggering event as described in paragraph 28 of SFAS 142, and revise your proposed disclosure accordingly. If the first step of the impairment test was not performed, please describe to us in detail the approach you used to determine that the other units did not experience a triggering event. We may have further comment.

Liquidity and Capital Resources, page 47

5. We have read your response to comment 7 in our letter dated March 31, 2009. You have told us that as a result of the numerous sizes and applications for your tires, you do not use inventory turnover ratios to manage your inventory. Please tell us how then you have managed your inventory in each of the periods presented.

6. We have read Exhibit 3 in response to comment 8 in our letter dated March 31, 2009. As previously requested, please revise future filings to disclose your current compliance with the GDTE consolidated net indebtedness to GDTE consolidated EBITDA ratio, as you state only what the requirement is. Please also revise to discuss the Covenant EBITDA to Consolidated Interest Expense ratio, as mentioned on page 50 of your filing, including your calculation of this ratio for each of the last quarters, as previously requested, if this ratio continues to constitute a critical financial covenant.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief